UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934





                         Mission Resources Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   605109107
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                                 (CUSIP Number)


                               February 25, 2004
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]   Rule 13d-1(b)

     [ X ]   Rule 13d-1(c)

     [   ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 605109107
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1.         Names of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only). Stellar Funding Ltd.

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2.         Check the Appropriate Box if a Member of a Group
                                                                (a) [ ]
                                                                (b) [x]
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3.         SEC Use Only

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4.         Citizenship or Place of Organization
           Cayman Islands
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    Number of           5.      Sole Voting Power
                                N/A
     Shares             -------------------------------------------------------

  Beneficially          6.      Shared Voting Power
                                6,250,000
 Owned by Each          -------------------------------------------------------
                        7.      Sole Dispositive Power
   Reporting                    N/A
                        -------------------------------------------------------
Person with:            8.      Shared Dispositive Power
                                6,250,000
                        -------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person
           6,250,000
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10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [   ]
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11.        Percent of Class Represented by Amount in Row (9)
           18.2%
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12.        Type of Reporting Person
           OO
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


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1.         Names of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           Guggenheim Investment Management, LLC
           IRS # 36-4475884
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2.         Check the Appropriate Box if a Member of a Group
                                                                (a) [x]
                                                                (b) [ ]
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3.         SEC Use Only

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4.         Citizenship or Place of Organization
           Delaware
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    Number of           5.      Sole Voting Power
                                N/A
     Shares             -------------------------------------------------------

  Beneficially          6.      Shared Voting Power
                                6,250,000
 Owned by Each          -------------------------------------------------------
                        7.      Sole Dispositive Power
   Reporting                    N/A
                        -------------------------------------------------------
Person with:            8.      Shared Dispositive Power
                                6,250,000
                        -------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person
           6,250,000
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10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [   ]
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11.        Percent of Class Represented by Amount in Row (9)
           18.2%
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12.        Type of Reporting Person
           IA
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

Item 1(a).   Name of Issuer

             Mission Resources Corporation ("Mission")

Item 1(b).   Address of Issuer's Principal Executive Offices

             1331 Lamar
             Suite 1455
             Houston, Texas 77010-3039

Item 2(a).   Name of Person Filing

             This Schedule 13G is being filed by the following persons (the "Reporting Persons"):

             (i)   Stellar Funding Ltd. ("Stellar")

             (ii)  Guggenheim Investment Management, LLC ("GIM")

Item 2(b).    Address of Principal Business Office or, if None, Residence

              (i)   c/o Guggenheim Investment Management, LLC
                    135 E. 57th Street
                    New York, New York 10022

              (ii)  Guggenheim Investment Management, LLC
                    135 E. 57th Street
                    New York, New York 10022

Item 2(c).    Citizenship

              Stellar: a Cayman Islands exempted company

              GIM: a Delaware limited liability company

Item 2(d).    Title of Class of Securities

              This Schedule 13G is being filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mission. The Reporting Persons' percentage ownership is based on 34,267,636 shares of Common Stock outstanding.

Item 2(e).    CUSIP Number

              605109107

Item 3.       The persons filing this Schedule 13G are:

              (i)  Stellar, a private investment vehicle managed by GIM.

              (ii) GIM, an investment advisor in accordance with
                   ss.240.13d-1(b)(1)(ii)(E).

Item 4.       Ownership

              The securities reported on herein are beneficially owned by Stellar, a private investment vehicle managed by GIM. Stellar has contractually delegated to GIM all investment and voting power over the Common Stock owned by Stellar. Therefore, GIM may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

              GIM is a wholly owned subsidiary of Guggenheim Capital, LLC
              ("GCL").

              GCL, for purposes of the federal securities laws, may be deemed ultimately to control GIM. GCL, its executive officers and directors, and its direct and indirect subsidiaries, may beneficially own shares of Common Stock and such shares are not reported in this statement. In accordance with Securities and Exchange Commission ("SEC") Release No.34-39538 (January 12, 1998), and due to the separate management and independent operation of GIM, GCL disclaims beneficial ownership of Common Stock beneficially owned by the Reporting Persons. The Reporting Persons disclaim beneficial ownership of Shares beneficially owned by GCL and any of GCL's other subsidiaries.

              (a) Amount beneficially owned:

                  See Item 5-8 of the Cover Pages

              (b) Percent of Class:

                  See Item 11 on the Cover Pages

              (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                       See Item 5 of Cover Page

                  (ii) Shared power to vote or to direct the vote

                       See Item 6 of Cover Pages

                 (iii) Sole power to dispose or to direct the
                       disposition of

                       See Item 7 of Cover Pages

                 (iv) Shared power to dispose or to direct the disposition of

                       See Item 8 of Cover Pages

Item 5.       Ownership of Five Percent or Less of a Class

              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

              Not applicable.

Item 8.       Identification and Classification of Members of the Group

              Not applicable.

Item 9.       Notice of Dissolution of Group

              Not applicable.

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Stellar Funding Ltd.



                                   By:  Guggenheim Investment Management, LLC


March 8, 2004                      /s/  Todd Boehly
                                   -----------------------------------------
                                   Name:  Todd Boehly
                                   Title:  Managing Director


                                   Guggenheim Investment Management, LLC



March 8, 2004                      /s/  Todd Boehly
                                   -----------------------------------------
                                   Name:  Todd Boehly
                                   Title:  Managing Director

                                                                    EXHIBIT 1




                        AGREEMENT REGARDING JOINT FILING

     The undersigned, Stellar Funding Ltd., a Cayman Islands exempted company, and Guggenheim Investment Management, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by the
Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:   March 8, 2004

                               Stellar Funding Ltd.



                               By:  Guggenheim Investment Management, LLC


March 8, 2004                  /s/  Todd Boehly
                               -----------------------------------------
                               Name:  Todd Boehly
                               Title: Managing Director


                               Guggenheim Investment Management, LLC



March 8, 2004                  /s/  Todd Boehly
                               -----------------------------------------
                               Name:  Todd Boehly
                               Title: Managing Director